Beth B. Neuhaus Partner 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4902 Main 212.407.4000 Fax 212.202.3703 bneuhaus@loeb.com

July 12, 2006
S. Thomas Kluck, II Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Energy Infrastructure Acquisition Corp. Form S-1 Registration Statement File No. 333-131648

Dear Mr. Kluck:

On behalf of our client, Energy Infrastructure Acquisition Corp., a Delaware corporation, we hereby submit additional modifications to the form of Warrant Agreement.

Sincerely,

/s/ Beth B. Neuhaus

Beth B. Neuhaus, Esq.
Partner

cc (w/o enclosures):
Marios Pantazopoulos
Energy Infrastructure Acquisition Corp.

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP